Exhibit 99.7
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
January 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

BG Srinivas
Member of the Board, Head of Europe and Global Head of Manufacturing, Engineering Services, and Enterprise Mobility

Steve Pratt
Global Head of Consulting and Systems Integration Member, Executive Council

Basab Pradhan
Senior Vice President, Head of Global Sales, Marketing and Alliances and Member, Executive Council

Sanjay Purohit
Global Head - Products, Platforms & Solutions

Prasad Thrikutam
Global Head - Energy, Utilities, Communications & Services, Member Executive Council

INVESTORS

Edward Caso
Wells Fargo Securities

Joseph Foresi
Janney Montgomery Scott

Moshe Katri
Cowen & Co.

Rod Bourgeois
Bernstein

Dave K
Baird

David Grossman
Stifel Nicolaus

Keith Bachman
BMO Capital Markets

James Friedman
Susquehanna Financial Group

Nabil Elsheshai
Pacific Crest Securities

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you. And over to you, sir.

Sandeep Mahindroo

Thank you, Marina. A very warm welcome to everyone on this call to discuss Infosys financial results for the quarter-ended December 2011. I am Sandeep from the Investor Relations team in New York. Let me start by wishing you all a very Happy New Year. Joining us today on this earnings call is CEO and MD, Mr. S.D. Shibulal; CFO, Mr. V. Balakrishnan and other members of the senior management team. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter and year-ending March 31, 2012. Subsequently, we will open up the call for questions.

Before I pass it on to the management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Mr. S.D. Shibulal.

S.D. Shibulal

Thank you, Sandeep. Good morning to everyone. We had a good Q3 quarter. We have grown by 4.4% in constant currency and 3.4% in reported currency. Our revenue is $1806 mn in reported currency and $1823 mn in constant currency. Margins are up by 3% quarter-on-quarter, from 28% to 31% operating margin. Net margin is also up quarter-on-quarter from 23.5% to 25.4%. This has been a good quarter for client additions as well as for deal wins. We have added 49 new clients this quarter; 18 of them net, 6 of them in ‘Fortune 500’. Interestingly enough, if you look at the last 9 months, we have added 120 new clients, which is probably one of the strongest client additions we have seen in the 9 months period in the history of Infosys. It means that clients are choosing us as their partner in their journey and as and when they decide to spend, as and when they become confident about their spending, we will definitely benefit from that.

Quality of growth is pretty good. This quarter in constant currency terms, our revenue productivity has gone up by 0.8%. Year-over-year, it has gone up by over 4% and if you actually look at the last 9 months it has gone up by over 6%. This is a reflection of our tremendous focus on high quality growth and we clearly believe that as long as we deliver business value, as long as we participate in the growth and the differentiation journey of the client, as long as we strengthen our strategic partnerships, we will continue to achieve that in the long run.

We had good wins this quarter. We won 5 large deals including 1 transformational deal. 2 of the 5 large deals were more than $500 mn including rebids. It is a strong quarter for large deals.

Growth has been all around this quarter. We have seen the non-top 25 clients grow by 4.9% which means that the broader base of clients grew this quarter. Attrition has come down from what it was four quarters back. In Q3 FY11 we had attrition of 17.5% and this Q3 we have attrition of 15.4%. So there is a 2% drop in attrition on a quarter-on-quarter basis from last year this quarter to this quarter.

Our products & platforms strategy is working well. We have $300 mn of booked revenue, TCV in the pipe and multiple deals. Finacle is also doing well. We had 10 wins this quarter. We have said that we have signed multiple large deals.

Now with this background I also want to give a color on the environment. The environment is definitely volatile. It is challenging for our clients. There is overall uncertainty in the market. The European crisis, unemployment in US, lack of political will to quickly sort out some of these issues, the coming election year and downward trend in growth in emerging markets, all of these are concerns for our clients and they definitely have less visibility about their future. They are not confident about taking decisions and that is being reflected in the velocity of decision-making and velocity of business. There is marginal downturn in the velocity of business from the beginning of Q3 to the end of Q3. We had noticed it early on and in the middle of Q3, we had said that our revenue will be closer to the lower end of the guidance and that is where we ended up. Based on all these, we remain cautious. We have given a guidance of flat to 0.2% growth for Q4.

Budgets are being finalized. We expect majority of the budgets to be closed before the middle of February. Early indication is flat to marginally down. The critical question is that even after closing the budgets, will they spend and that will be determined by multiple factors, the factors about the environment and their confidence in their future.

Having said that, if you look at our new strategic direction of Building Tomorrow’s Enterprise and Infosys 3.0, it is very clear that we participate in all facets of clients business. We do transformational work which will enable them to create growth. We do operational work which is a driver for efficiency and productivity for the clients and also reducing total cost of ownership. We are seeing traction in the products & platforms space which is a way for us to deliver innovation through the Building Tomorrow’s Enterprise framework to the clients. We clearly believe that as long as we are centered around clients’ priorities of growth, differentiation in return on investment, as long as we strengthen our strategic partnership, as long as we deliver higher business value, as long as we build more and more capabilities in the local markets, we will be able to achieve our aspiration of high quality growth. With that let me now hand it over to Bala.

V. Balakrishnan

Good morning, everyone. We have done better under the challenging environment where we are in. In the beginning of the quarter, we gave a guidance of 3.2%-5.4% growth in revenues because the clients’ budgets look good and the indication was they could spend the budget. But when we went through the quarter, the environment became much more challenging, the concerns on global economic environment only increased. That made the clients more cautious on the spending. In the middle of the quarter, we came and updated saying that our growth could be somewhere closer to the lower end of the guidance and if you look at the actual numbers, that is where we ended up with. Our top-line grew by around 3.4% and EPS grew by around 11.8% for the quarter.

The operating margin increased by 3%, mainly on the back of rupee depreciation. The average rate of rupee was 51.37 for the quarter, as compared to 46.30 for the last quarter resulting in a depreciation of 11%. It could have technically increased the margins by around 4.4% but we had some increase in other costs and the utilization dropped to some extent. So, net-net, our operating margin went up by around 3% for the quarter.

On the non-operating side, the overall losses because of foreign currency is only $4 mn. We had a hedging loss. To some extent that was offset by the translation gain. The interest income has gone up because the yield has gone up, the average yield on our portfolio is 9.7%.

The effective tax rate is around 28.6% but if you normalize on non-operating income effective tax rate on operating income is stable at around 27.8%.

We had guided for EPS of $ 0.79 cents to $ 0.80. We ended up with $ 0.80. Net, net, on the top-line we are closer to the lower end of the range. On the EPS front, we are at the higher end of the range of what we guided for.

We added 9,655 employees. Our guidance was 8,000. The attrition rate too has come down to 15.4% for the quarter. Our DSO days are 61 days. We have a hedging position of $847 mn at the end of the quarter. We believe the currency markets will continue to remain volatile and we take a short-term view on the currency and hedge for the next two quarters at any point of time. We are continuing with that practice. We are not changing that because we believe that currency environment will remain volatile for some more period to come.

We have revised the guidance for the full year. We assume the revenues to be flat from what we ended up in Q3 for Q4 too. We assume the currency at 52 for the next quarter. We assume the pricing to remain constant at what we saw in the third quarter. If you put all this together, we believe our operating margins for the full year, that is fiscal 2012 as compared to fiscal 2011 will remain stable within a narrow band of 50 basis points.

Net-net, I think we are in a challenging environment. The clients are cautious. The budgets are getting finalized. We will have a better view of fiscal 2013 maybe in the beginning of April. As long as the environment is stable, I think next year could pan out to be better. But if there is any catastrophe in Europe, probably it could impact the global markets and it could impact the sentiments of clients. It is too early. The early indications are that budgets could be flat or slightly down. What is relevant for us is the offshoring components in the budget. Hopefully, if the environment remains stable and if there is no big shock, the next year could look better.

With this I conclude. We will open it for Q&A.

Moderator

Thank you very much. Ladies and gentlemen we will now begin the question-and-answer session. The first question is from Edward Caso of Wells Fargo Securities. Please go ahead.

Edward Caso

Could you talk about the difference between growth in Europe and the US, somewhat surprisingly you had Q-on-Q growth in Europe, US was less so?

S.D. Shibulal

Let me request B.G. to give some color on the European growth and Ashok to give some color on the US growth.

B.G. Srinivas

Last quarter we saw significant growth in Europe primarily driven by two fronts. One, we saw uptick in growth from existing clients across Financial Services, Manufacturing sector and Retail. We saw uptake in growth from existing programs as well as cross-selling new services into these accounts. We also saw a significant jump in the number of clients we added during the quarter. 14 new clients were added in the quarter within Europe. Again, the clients are spread across different segments but also equally spread across UK and the Continent. We also saw 2 large deal wins in Europe, both in the order of magnitude of $500 mn each and some of it is existing business which is getting consolidated. These are multi-year deals. This is definitely one of the best quarters in Europe in the recent past and while there has been a spike in revenues during the quarter, it does not necessarily mean secular trend. At the same time, we saw a significant traction by adding new clients and adding new deals of sizeable nature and this could help us give us good growth momentum at least for the next 2 quarters. The external environment in Europe continues definitely to be uncertain. There are no easy answers for fixing the problem but at the same time we see a fair degree of stability within our clients in terms of their businesses. At the same time, there is enough caution and on the client IT spend, early indicators in Europe continue to be downward or flat. This is what we see as of now. At the same time, we continue to invest in Europe. We see enough opportunities for Infosys from medium-term to long-term perspective. We continue to invest in Germany, France which are still underdeveloped from an outsourcing perspective but we have seen our investments paying dividends in the last 2 years. These two markets have grown at 40% to 50% year-on-year. Our near shore centers in Czech Republic and Poland, we continue to invest and we are adding talent to support the continent market. Thank you.

Steve Pratt

I will just give a quick commentary on US and then maybe Basab, the Head of Sales can discuss also. The quarter-over-quarter growth in the US was 0.9% which is less than Europe. I would not draw too many conclusions. Sometimes our business especially with big deals as lumpy and so I do not think there is a trend that we would see overtime. The US business continues to be very healthy. We are very strong across sectors. I think it is also important to keep in mind that we have just gone through very important transformation of our company to what we are calling Infosys 3.0 which is really consolidating our service offerings around business IT Services, around Consulting & Systems Integration and Products & Platforms which really gives us a simplified and consolidated organization structure and also align by vertical, so we are closer to the clients. With that, the last piece that went into place at the beginning of Q3 and I think we are very well positioned to compete strongly going forward. So I will turn it over to Basab.

Edward Caso

Hi, my last question is just on apples-to-apples pricing. This is about that time of the year where you are talking to your clients. Could you just give us some sense on just sort of the apples-to-apples-based pricing in your different offerings? Thanks.

S.D. Shibulal

We are seeing pricing as stable. As I said, our revenue productivity has gone up. Even this quarter, our revenue productivity in constant terms have gone up by 0.8%. Year-over-year, the revenue productivity has gone up by 4% and actually if you consider a 9 month period it has gone up by over 6%, which means that our constant focus on delivering higher and higher business value, engaging with our clients better and better, building new capabilities in Consulting & System Integration, creating nonlinearity through products & platforms is yielding results. It is in a tough environment but it is yielding results and right now we are considering the pricing as stable.

Edward Caso

Thank you.

Moderator

The next question is from Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is, can you be more specific about what you are seeing in the macro and is there a chance that this is specific to a particular group of clients or a particular area within your client base? In other words, I am wondering have you seen any delays, are budgets being set later than usual. What would cause that March guidance and do you think it is specific to a particular group of the revenue base?

S.D. Shibulal

I did not get that question properly but I believe your question was about budgets and decision-making. Is that right?

Joseph Foresi

Yes, that is right. And maybe you could just home in on what is happening now?

S.D. Shibulal

I will give part of the answer and then I will hand it over to Basab to give a wider picture. What we are seeing is velocity of business coming down and it has marginally come down. In the beginning of Q3 itself, we said there is slowness in decision-making and multiple scrutiny of large opportunities. We have seen that marginally increase during the quarter and velocity of business is coming down. In fact, we noticed it halfway through the quarter and that is when we said that we will be closer to the bottom of the guidance. Now, let me ask Basab to give you a little more color and then probably you can come back to me.

Basab Pradhan

I also sort of only partly got the question. But just continuing from where Shibu left off, what we are seeing on the deal sizes, especially with respect to how clients are seeing their own budgets, there is a general cautiousness in our clients where they have the money to spend, they believe that technology is important for them, it gives them competitive advantage, they want to get that competitive advantage. But at the same time, because of the things that are happening, especially what is going on in Europe and how it might impact their own business, they do not want to make very long-term commitments. Even when we do let us say a big transformational deal, the first, we might do a big proposal, for statement of work will be for a particular scope, which is more contained and if they choose to stop it after that, they get some value for the money they have spent. That is what is happening. I do not know if that answers your question completely or not.

S.D. Shibulal

Let me add to it a little bit more. Occasionally, we are seeing that even programs which are in flight where the ramp-ups are supposed to happen, there has been some delays in getting the ramp-ups done. At the same time, we are not seeing cancellations. It is important to note that we are not seeing cancellations. But 30% of our work is in Consulting & System Integration. The average life span of a program is somewhere between 9 months to 18 months. If I consider it as 9 months, every quarter I have to refill the cup with 1/3rd of the transformational work. If the velocity of business comes down, then that creates challenges in doing that and also growing on top of it. When we talk about velocity of business and it is marginally down, what we mean is delays in decision-making, larger opportunities getting scrutinized multiple times, programs which are on ramp-up cycle getting slowed down and general caution in spending even though the budgets is there.

Joseph Foresi

I think in the past Infosys has talked about wanting to outgrow the industry and it looks like this year’s growth rate is far on the line, maybe on the bottom end of where the industry is going to grow. How do you view that philosophy going forward with all the changes and what can we expect in regards to that going forward?

S.D. Shibulal

Again, it is not clear, but I believe your question was about how do you see the future, is that right?

Joseph Foresi

That is right, NASSCOM has said that industry will grow 16%-18% this year, you talked about outgrowing that rate on a consistent basis. But you are at the lower end of that, so I am curious as to how you view those comments going forward?

S.D. Shibulal

It is too early for us to comment on the next year. But there are some fundamentals which have not changed. I think it is very, very important to keep that in mind. It is early for us to give any guidance on next year. Budgets are getting closed. We expect them to get be closed by February mid. The early indication is that it will be flat or marginally down. The critical question is will they spend the money next year? Our belief is that if there is no catastrophe, the clients will get used to the new normal and then they will start taking decisions because they have to do it, they need to do it. Our belief is that if there is no catastrophe event, clients will start taking decisions. That is point number two. Point number three is that they will go with partners whom they have chosen. That is where that new client openings, the existing client base favors as big time. When we talk about 120 clients being opened over a period of 9 months, even if the net is about 50-60, that means we have opportunities to grow in 50-60 new accounts as and when they take the decisions. Clients have made their choices on whom they want to spend the money with. If the second argument is correct, then as and when they start taking those decisions it will benefit us, that is number three. Number four is if you look at our strategic direction, we have made a clear direction towards making sure that we are part of the journey in every aspects of their life. They will spend money on transformation to create growth because they need to create new products, new services, new consumer experiences. They will spend money on operational efficiency because they need to reduce total cost of ownership, they need to drive productivity improvement; they need to drive better efficiency and better alignment. That is where our operations services come into picture. Having integrated operational services really places in a very, very good position to take advantage of that opportunity. Number three is about innovation. Our products & platform play as well as our Building Tomorrow’s Enterprise framework gives us a clear opportunity for us to co-create or co-innovate with our clients. In fact, every conversation I am having with CXOs is leading to a co-creation workshop. Last quarter we had closed a deal which is moving a client from country-centric approach to client-centric approach. This quarter, we have closed a deal where we are moving a client from a non-profit to a listed corporation. All of these are being done in the Building Tomorrow’s Enterprise framework, either through transformation or through the PPS track. We clearly believe that the strategic direction we have taken will put us in enormous benefit as long as we continue to focus on the client, continue to partner with them on their growth journey, on their transformational journey and provide better and better business value. In the long-term, we believe our strategies will definitely help us produce superior financial results which is is high-quality growth.

Joseph Foresi

Lastly, just really quickly, have you changed your approach to guidance at all, methodology just given the volatility in the environment?

S.D. Shibulal

No, there is no change in the guidance methodology. We have always said that our guidance is a statement of fact as we see it at that point in time. In the beginning of the year we had given a guidance of 18%-20%. Last quarter, purely due to currency fluctuations, purely due to cross-currency movements, we had re-casted the guidance to 17.1%-19.1%. In the middle of the quarter we had said that we will be closer to the lower end of the guidance due to emerging situations. Now, given where we are, we have given a flat-0.2% growth guidance for Q4.

Joseph Foresi

Thank you.

Moderator

Thank you. The next question is from Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Bala, what is embedded in terms of the performance by the specific vertical in your March quarterly guidance? You are talking about roughly sequentially flat revenue growth. Are we going to see some verticals underperforming being down year-over-year versus others? Maybe you can give us some more color on that? Shen should we expect anything in terms of major movements looking at North America versus Europe on a sequential basis? Thanks.

S.D. Shibulal

We are not seeing major differences across verticals and we are not expecting that next quarter either. Interestingly enough, even during the downturn in 2008-2009, our FSI segment was within a very narrow band of 33%-35% of our total revenue even during that major downturn. We do not expect any material change in our performance. There may be marginal changes, but no material change in our ratios neither in vertical nor in country.

Moshe Katri

You mentioned there were some deferrals in new project starts. Are we seeing that maybe more on BFSI, are we seeing that in a specific vertical? In the past, recently you spoke about deferrals that you are seeing in Continental Europe by some of the banks. Maybe you can kind of elaborate more on that. I am assuming we are seeing more. I do not know if it is even across the board or this is really coming in from one or a couple specific areas.

S.D. Shibulal

We are not seeing project cancellations at all, nothing abnormal there. We are seeing delays in decision-making across the board. We are seeing it in FSI, we are seeing it in manufacturing, in small chunks across the board. But when you are trying to grow and if your discretionary spend is under strain, then that becomes a challenge.

Moshe Katri

Then final question, are you considering or reconsidering your recruitment plan for this year

S.D. Shibulal

No, we are not reconsidering the recruitment plan for this year. All the people to whom we had given offers to last year are joining now. Our utilization has marginally come down because people will get released to production. We had planned for 45,000 recruitment this year and I think we will end up at 47,000 gross. We have given 23,000 offers for next year. We are not reconsidering our recruitment plan because of all the reasons I told you before, budgets are getting closed. Unless there is a catastrophe, our view is that decisions will start happening, then we are very well-positioned with our strategic direction as well as our Building Tomorrow’s Enterprise framework, so we believe that the decisions will really favor us as and when it happens.

Moshe Katri

Thank you.

Moderator

Thank you. The next question is from Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Just a quick clarification question on the demand environment. The decision slowness of clients that you are citing, has that changed only marginally over the last 3 months? I think you use the word ‘marginally.’ I just want to clarify if that was your intention?

S.D. Shibulal

Yes, from the point in which we have given guidance last quarter to now, it is only a marginal change. We had given some color at that time also saying that it is happening, so from there to here, it is a marginal change.

Rod Bourgeois

Right, yes, you have been citing decision slowness over most of the last year, so that is helpful. Secondly, in the vendor consolidation event that we see happening around the industry and this has been around for the last several years, are you doing anything new with your strategy to better compete in those vendor consolidation situations?

S.D. Shibulal

We clearly believe that the new Infosys 3.0 architecture is extremely well placed for those kinds of opportunities. We had service lines like IVS (Independent Validation Services), IMS (Infrastructure Management Services) etc., as horizontal service lines. We have combined all those service lines under the verticals and our go-to market always has been the verticals. Now we are able to create very strong integrated offerings. For example, infrastructure management and application management, infrastructure management and independent validation, then independent validation and application development, we are able to create very strong integrated service offerings. I clearly believe that that is of great help. Also on the platforms side, we have a very strong story.

Rod Bourgeois

Okay. It is just that the platform part of your business is fairly small at this point in time?

S.D. Shibulal

Yes, I can ask Sanjay to give some color on this specifically.

Sanjay Purohit

On the Platform side of business, now we have 12 platforms in the market. Last quarter also we have picked up another 4 clients, taking that overall clients to about 23. We have booked about $300 mn in TCV. This, of course, is a different kind of a model because the revenue momentum comes over time rather than coming up as upfront but what’s more important for us is to ensure that we are onboarding more and more clients and we are seeing traction every quarter in terms of onboarding on to the 12 platforms, the Infosys Edge Platforms that we have in the market. The good part today is that we are seeing quarter-on-quarter increase on total contract value and the number of clients that are onboarding on the platform. So while your observation is right that the current revenue is small, but what’s important for us is to build the momentum so that we are able to bring this to a substantial revenue stream overtime.

Rod Bourgeois

Great, Shibu, just one final question on that similar note. Obviously, your growth outlook is not just a function of macro trends, since in 2012 you had expected backend loaded growth in the fiscal year despite macro issues that you were citing. The question that raises is do you expect your overall quarter-to-quarter revenue growth trajectory sort of adjusted for normal seasonality? Do you expect that growth trajectory could improve after the March quarter based on the strength of your pipeline and some of the growth strategies that you say are gaining some momentum here?

S.D. Shibulal

In a way you are asking for guidance for next year which is very difficult for us to give at this point because there are many factors which goes into that kind of a prediction. We are very closely involved in the clients’ budgeting and spend process. We will have a much better view on this coming April but I want to say that we clearly believe that the strategic directions we have taken and the Building Tomorrow’s Enterprise framework, Infosys 3.0, the ability to align in front of the clients, the ability to create deals which are cross-service oriented, the ability to win large deals and the ability to drive Consulting & System Integration revenue. All of those things are meant to create high quality growth. We also have the capacity, right. Our utilization is 77%. We have recruited people who are in training. All of those things are meant to create high quality growth. We are very well prepared to take advantage of the situation and we believe that all these strategic directions should allow us to create high quality growth in the long-term though there may be challenges in the short-term.

Moderator

Thank you. Our next question is from the line of Dave K of Baird. Please go ahead.

Dave K

I wanted to just ask a very high level question just on this year’s growth and I guess a little more on the trajectory. But if we break down the 16% revenue growth, it is about 10%-11% from just core volume, 4%-5% from price and 1%-2% from FX. It’s pretty clear that that is the breakdown based on what we have seen so far year-to-date and the way you are guiding for next quarter. As we look next year, you are talking about much more flattish pricing environment which we have seen for about 4 quarters now, so year-over-year I would expect recent sequential patterns to drive pretty much flat pricing growth and FX is actually a headwind. So unless we see volume reacceleration, it’s hard to grow 10% next year. I do not expect you can give guidance on that core volume growth, but is it at least fair to think about like you said the pricing environment is stable and FX is a headwind, so to see anywhere near growth that you saw in fiscal ‘12 you need to see a pretty nice reacceleration in core volume. Is that at least a fair way to put this all into perspective?

S.D. Shibulal

So for all practical purposes, we are assuming that the pricing will be stable which means that majority of the growth will come out of the volume, that is true. But at the same time we will continue to build capabilities and implement strategies which will allow us to increase our revenue productivity.

Dave K

Just second question, over the last several years you have had pretty big growth in the interest component or the other income component of pre-tax earnings. So this year it looks like that the interest component will be about 15% of pre-tax earnings. So it is pretty important that the rates hold up. I would imagine you are seeing a little bit of interest rate weakening with the Rupee being weaker. Is that fair? Maybe to kind of put in context what sort of interest rate you see on your cash over the next several quarters?

V. Balakrishnan

We do focus on operating margins. Non-operating income is related to what we hold in the balance sheet. The interest rate regime is in favor of us now. Today, we get a yield of something around 9.7% on our portfolio. Going forward when the inflation comes down in India, there is a probability that interest rates could come down. You are right, but our focus always has been in maintaining or increasing the operating margins. Non-operating income is non-core to us, we do hold strategic cash to meet our strategic objectives. That is not a focus area that could go up and down. The key for us and the key focus area for us is maintaining the operating margins.

Dave K

That’s a good philosophy. Thank you, appreciate it.

Moderator

Thank you. The next question is from David Grossman from Stifel Nicolaus. Please go ahead.

David Grossman

I think the revenue deceleration, I got that piece, but I am still trying to reconcile the margin dynamic. Can you help us reconcile the reported margins for gross and operating, factoring in the different variables including pricing, utilization, the incremental investments you are making in the business and then obviously the impact of currency?

V. Balakrishnan

David, we do not look at it by vertical. We focus to manage the whole business as a portfolio. Our revenue productivity depends on different aspects of the business, whether the onsite/offshore mix, geography mix, services mix, vertical mix. We take a portfolio approach, we do not try to look at each of our industry vertical, try to see the utilization, margin and stuff like that, because some of the new verticals that we start are a part of growth strategy. Some of them could be in an investment phase, some of them could be losing money. But as an overall company level, we need to focus on all high growth areas and try to manage it as a portfolio.

David Grossman

So what I am trying to understand, Bala is that it appears you are talking about flattish pricing trends, I guess utilization is off modestly, as you continue to ramp hiring in the face of some deceleration in revenue and obviously, your increased investments, but you had a fairly significant tailwind from depreciation of the Rupee. I am just trying to understand the magnitude of all these different things and how they are impacting the margins?

V. Balakrishnan

Right now Rupee is a tailwind because rupee has depreciated but we have gone through times when the Rupee appreciated too. As we keep saying always, we have different levers within the business. We have the utilization rate, we have the onsite/offshore mix, we have the services mix and of course, the currency comes and impacts us once in a while. We had demonstrated again and again at different currency level our ability to maintain margins because we do focus on high quality growth. That gives us enough flexibility to maintain the margin to some extent in spite of currency level. It does not mean we will be able to do it in the future but we have done it in the past and our model has enough flexibility to manage it.

David Grossman

You obviously decided to maintain your hiring rates and actually exceeded them in the quarter. How should we think about your bench relative to how you managed it historically. Is this really more a time and place things just because demand trends have softened, or are you thinking to continue to drive growth, you may want to maintain perhaps a bigger bench than you have done historically?

V. Balakrishnan

We have always said we are comfortable with a utilization excluding trainees in a band of somewhere between 76% to 80%. At the peak in some year we went to 81%, 82%. We want to retain that flexibility because if we are looking at an opportunity to grow, you need that capacity in the system because when the growth comes, we don’t blink. We added more people this quarter than what we targeted. We targeted for 8,000 hiring, we ended up with 9,655 but don’t forget whatever we hire from October, that is for next year, not for this year because we have a lead time of around 6 months training for people we hire from the campus and then they become billable. So what are we hiring now that is for next year. On an overall utilization front, we are comfortable between 76%-80%. We want to retain the flexibility if we can because we do not want to miss on the growth.

David Grossman

Just one last question is that in terms of your visibility and not getting into clients necessarily and your verticals but is the visibility a lot different? I think I understand the dynamics in terms of the economic environment but in terms of some of the larger customers, is visibility getting worse or did it get better over the course of the quarter in terms of what their spending plans are going to be over the next 6 months?

S.D. Shibulal

We expect that once the budgets are closed and the decision-making starts, we will have a better visibility. There is another point I want to give you at this point of time. Our pipeline is pretty strong. It is not like our pipeline has weakened, so it is not lack of opportunity or lack of pipeline. What is happening is that the decisions are not happening, that is what is creating the issue. From a pipeline perspective, we have a pretty good pipeline. We closed the 5 large deals this quarter which is pretty good. 2 of them were $500 mn and above. The decision-making is where we are seeing an issue. We can definitely hope that after the budgets are closed, and people will consider the current environment, our view is that the decision-making will happen.

Moderator

Thank you. The next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

My first question follows from the past line of question. If you continue on with the hiring plans and growth doesn’t improve, aren’t you at risk for compressing your margins from where we are here, and how do you respond to that scenario?

S.D. Shibulal

We are quite comfortable between 76% to 80% utilization. We have operated in that bracket before also, sometimes even slightly lower. Another point as I said is that our pipeline is strong. You are looking at one quarter and trying to think it’s a secular trend and we are not considering it that way. We are not seeing a secular trend of downturn. We are at this point in time, given all the information, we have given in the guidance. Last quarter, we gave the guidance and when the situation changed we actually talked about it. We are not considering a secular trend of downturn and we clearly believe that in the long-term, we will need these people. That is why we are continuing with the recruitment.

Keith Bachman

Let me ask a different question. It looks like the revenue performance of your top clients is less than broader revenue performance of the company. Can you speak as to why and does that continue?

S.D. Shibulal

No, actually if you look at the last 8 quarters, you can see that there are multiple quarters in which the top clients have grown faster than the rest; the rest of the portfolio has grown faster than the top clients. This quarter the non-top 25 actually has driven the growth. In that sense the growth is wide broad-based, which is a good thing, and which also shows there are new clients whom we have added. We are able to create growth out of them. I would not consider that again as a secular trend. It is a quarter-to-quarter aberration.

Keith Bachman

Final one for me then relates to that over the next month, we are going to get more reports from other companies. How would you anticipate share to shake out, in terms of your relative share in the markets that you are serving this quarter and over the next couple of quarters both in terms of client additions and relative revenue performance because it looks like you are again particularly relative to Cognizant, looks like you are losing a little bit of share, but I want to get your views on how you would anticipate share dynamics unfold over the near-term?

S.D. Shibulal

There are two factors for this. The performance is a reflection of the strategic direction and the aspiration which each corporation has. Different corporations take different strategic directions and different aspirations and that is what is reflected in my mind in the performance. When you compare performance, it’s very important to keep in mind that what is the foundation on which the performance happened. In our case, we are looking for high quality growth. What does that mean? Superior growth and superior margins. That is our aspiration. I am not guaranteeing that that is going to be happening at every turn of the future, but that is our aspiration. All the strategies we have put in place, increasing Consulting & System Integration revenue, Building Tomorrow’s Enterprise, Infosys 3.0, integrated service offerings, local investments in Germany and France, local recruitment in US, all of these are meant to achieve our aspiration of high quality growth which is higher growth and industry leading or at least one of the industry leading. That is our aspiration. When you compare performance, this is an important benchmark to keep in mind. If you compare performance of the piece rather than the whole, then the observation may not be the right one. High quality growth that is the benchmark, which we need to compare rather than only one aspect of the performance.

Keith Bachman

That ends my questions, thank you.

Moderator

Thank you. The next question is from James Friedman of Susquehanna. Please go ahead.

James Friedman

Shibu, with the two transformational deals that you announced over $500 mn, what vertical was that in?

S.D. Shibulal

I am going to ask Prasad Thrikutam, who heads our Energy, Utilities and Services market to talk about it.

Prasad Thrikutam

One was in our Manufacturing vertical where we used our Building Tomorrow’s Enterprise as a platform for creating a future of a specific business process for this organization. We are designing the business process and innovating the business process using technology. The other one which Shibu mentioned at the beginning is a company that is based in the US it is in the services sector where they were moving from a ‘not-for-profit’ status to a ‘for-profit’ status which means the entire enterprise architecture not from a technology standpoint, but from a business function - how do they do forecasting, how do they manage their financials, how do they manage their product development strategy, how do they manage their supply chain strategies, the entire set of operating functions of the company were reviewed, and then a new strategy was developed.

James Friedman

My second question was for Balakrishnan. I was wondering, with regard to the dividends, the company has been generous with special dividends, the cash flow remains healthy, the growth may be decelerating, wondering if similar to others in the industry, IBM, Accenture, would you consider raising the regular dividend?

V. Balakrishnan

Right now we pay up to 30% of our net profit as dividend every year. One-time dividend comes in only when we do not have a use of cash. Today we have app. $3.7 bn of cash. We believe that is strategically required in the business because one of the areas we look at for a growth is also strategic M&As. If we find some nice strategic fit, we will use the cash. I don’t agree with you that our growth is decelerating. Even if you look at fiscal 2012 we’re still growing at 16%. 16% is not a small growth. We believe if you look at the opportunities in the market, we have the ability to grow at a much faster pace. You do get impacted by short-term economic environment but if you take a medium-term to long-term view, we have a potential to grow double-digit for many-many years. There are opportunities in the market. I do not think we have come to a saturated point in growth for us to look at making a permanent, accelerated dividend payouts.

James Friedman

My last question is your number one customer, is it still in the BFS vertical?

V. Balakrishnan

Yes, it is in the Financial Services vertical.

James Friedman

Thanks very much Bala.

Moderator

Thank you. The next question is from Nabil Elsheshai of Pacific Crest Securities. Please go ahead.

Nabil Elsheshai

I just wanted to ask about the investment in Sales and Marketing. You had seen some pretty steady increases in that and then it declined substantially this quarter. I am guessing some of that is Euro but it seems to be down even accounting for that on an absolute basis. Are you cutting back on investments in that and what is that going to look like going forward and if so, how does that align with kind of the more long-term focus you guys are talking about?

Basab Pradhan

Quarter-to-quarter changes in our Sales and Marketing expenses should not be taken as a trend. We have some lumpiness in Marketing expenditure because of some major events, either third-party events that we do or our own events as well. I think the headline news here is what we are doing on re-architecting our sales force for the future, and that is going very well. We have a very good handle on what we need to do for our sales force to be able to take the company into the 3.0 realm of things that the strategy that we have put in place and that is going quite well. Hopefully I will have more to talk about in the coming quarters about this.

Nabil Elsheshai

So, we should expect to see that it is just lumpiness and should it reaccelerate going forward?

Basab Pradhan

No, I think it is lumpy, so it goes up and down that is what I meant by lumpy. We do have some major events. This time we were lead sponsors on for instance at Oracle OpenWorld, on a SAP event as well. These are fairly large commitments from us, that is what I meant by lumpy.

Nabil Elsheshai

That is fine. Just one other question but just on the wage front given maybe a little bit of slackening in demand, what are you seeing on the wage inflation side and is the hiring market maybe easing up a little bit?

V. Balakrishnan

Wage is a function of supply and demand. This year we gave 10%-12% increase in offshore wages. It is too early to decide on wages for next year. We will get a better view in April. But looking at the situation today, we believe the wage increase for next year offshore could be in the high single-digit, not more than that.

Moderator

Thank you. Ladies and gentlemen, due to time constraints that was the last question. I would now like to hand over the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the course of the quarter. Thanks and have a good day.

Moderator

Thank you very much. On behalf of Infosys, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.